Exhibit 99.1

ARC Resources Ltd. Reports Second Quarter 2012 Results

CALGARY, Aug. 1, 2012 /CNW/ - (TSX: ARX) ARC Resources Ltd. ("ARC") is pleased to report its second quarter operating and financial results. Second quarter production was 93,997 boe per day and funds from operations were $165.8 million ($0.57 per share).  ARC's second quarter 2012 Unaudited Condensed Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and six months ended June 30, 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (1)	165.8	210.1	346.5	404.2
Per share (2)	0.57	0.73	1.19	1.42
Net income	38.1	150.1	79.0	215.3
Per share (2)	0.13	0.52	0.27	0.75
Operating income (3)	30.5	76.4	77.4	149.2
Per share (2)	0.10	0.27	0.27	0.52
Dividends	87.3	85.8	174.2	171.4
Per share (2)	0.30	0.30	0.60	0.60
Capital expenditures	97.9	144.5	284.8	301.7
Net debt outstanding (4)	996.0	744.8	996.0	744.8
Shares outstanding, weighted average	290.8	286.0	290.2	285.4
Shares outstanding, end of period	291.5	286.5	291.5	286.5
OPERATING
Production
Crude oil (bbl/d)	30,831	26,038	31,068	27,067
Condensate (bbl/d)	2,381	2,105	2,390	1,989
Natural gas (mmcf/d)	347.2	311.8	350.1	279.3
Natural gas liquids (bbl/d)	2,913	2,250	2,673	2,540
Total (boe/d) (5)	93,997	82,367	94,484	78,147
Average prices
Crude oil ($/bbl)	78.98	97.11	83.14	89.45
Condensate ($/bbl)	94.60	100.57	97.29	94.85
Natural gas ($/mcf)	2.03	4.05	2.36	4.05
Natural gas liquids ($/bbl)	41.17	48.40	42.67	45.86
Oil equivalent ($/boe)	37.09	49.94	39.73	49.38
Operating netback ($/boe)
Commodity and other sales	37.15	50.02	39.78	49.46
Transportation costs	(1.23)	(1.25)	(1.20)	(1.18)
Royalties	(5.58)	(7.40)	(6.12)	(7.13)
Operating costs	(9.48)	(9.22)	(9.11)	(9.64)
Netback before hedging	20.86	32.15	23.35	31.51
Realized Hedging gain (loss)	3.54	0.44	1.75	1.06
Netback after hedging	24.40	32.59	25.10	32.57
TRADING STATISTICS (6)
High price	23.28	27.00	25.72	28.67
Low price	18.36	23.41	18.36	23.41
Close price	22.90	25.01	22.90	25.01
Average daily volume (thousands)	1,704	998	1,529	1,314

(1)	Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the three and six months ended June 30, 2012 and 2011.
(2)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(3)	Operating income is a non-GAAP measure. See "Operating Income" section in this news release.
(4)	Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital deficit plus unrealized losses on risk management contracts related to prior production periods. Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, asset retirement obligations contained within liabilities associated with assets held for sale and liabilities associated with exchangeable shares.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	On July 27th, ARC confirmed commitments and pricing for the issuance of US$360 million and CDN$40 million of long-term fixed rate notes through a private placement to secure additional credit capacity and capitalize on low long-term interest rates. The note issuance is expected to close prior to August 31st. The note proceeds will be used to pay down indebtedness under ARC's credit facility. At the end of the second quarter, ARC had $1.6 billion of total credit capacity with borrowings of $892 million and a working capital deficit of $104 million, leaving approximately $558 million of total available credit capacity. Net debt to annualized first half funds from operations ratio was 1.4 times and net debt was approximately 13 per cent of ARC's total capitalization at the end of the second quarter; both within ARC's target levels. The note issuance will increase ARC's total credit capacity to approximately $2 billion and will result in approximately 82 per cent of total outstanding debt being fixed at an average rate of 4.8 per cent and an average life of 7.5 years.
•	ARC's second quarter production was 93,997 boe per day, 14 per cent higher than the second quarter of 2011. Production for the first half of 2012 of 94,484 boe per day was 21 per cent higher than the same period of 2011. ARC's successful drilling program throughout the second half of 2011 and first half of 2012, the commissioning of the new 30 mmcf per day Ante Creek gas plant in February of 2012 and smooth operations at ARC's Dawson facilities contributed to the higher production in the second quarter and first half of 2012. ARC expects full year 2012 production to be in the range of 91,000 to 94,000 boe per day for 2012.
•	ARC's second quarter liquids production of 36,125 barrels per day increased 19 per cent relative to the second quarter of 2011. ARC's focus has been to capitalize on the relative strength of crude oil prices by exploiting oil and liquids opportunities, which generate the highest rates of return and cash flows. Strong production results from new wells at Pembina and Goodlands and expanded processing capacity at Ante Creek have contributed to the significant increase in crude oil, condensate and natural gas liquids production in 2012.
•	Second quarter 2012 commodity sales revenues of $317.2 million were down 15 per cent relative to the second quarter of 2011. Crude oil and liquids production contributed approximately 80 per cent and 78 per cent of second quarter and first half sales revenue, respectively, due to the strength of crude prices relative to natural gas prices. ARC's diversified production portfolio and an active hedging program helped to mitigate the impact of the low natural gas price environment.
•	Second quarter funds from operations were $165.8 million ($0.57 per share) down 21 per cent from $210.1 million ($0.73 per share) in the second quarter of 2011. First half funds from operations of $346.5 million ($1.19 per share) were down 14 per cent relative to 2011. Higher production volumes were offset by lower crude oil and natural gas prices, and current income taxes of $9.5 million and $19.8 million, respectively, for the second quarter and first half of 2012.
•	Operating income was $30.5 million ($0.10 per share) in the second quarter of 2012, a 62 per cent decrease from $76.4 million ($0.27 per share) in the second quarter of 2011. First half operating income of $77.4 million ($0.27 per share) was down 48 per cent relative to $149.2 million ($0.52 per share) in 2011. Lower natural gas sales revenue in 2012 was the primary driver of lower operating income in 2012.
•	ARC's second quarter funds from operations included a total hedging gain of $30.3 million attributed to realized gains of $30 million on natural gas, a loss of $0.1 million on crude oil hedges and a gain of $0.4 million on power hedges. ARC's realized cash gain of $30 million on natural gas hedges was attributed to approximately 63 per cent of second quarter natural gas production being hedged at an average floor price of Cdn$3.27 per mcf, well above the average second quarter average price of Cdn$1.83 per mcf. ARC's first half funds from operations included hedging gains of $31 million comprised of a $44.2 million gain on gas hedges, a loss of $15.6 million on crude oil hedges and gains of $0.7 million and $1.6 million on foreign currency and power hedges, respectively.
•	ARC has protected the price on approximately 205 mmcf per day (60 per cent) of natural gas production for the second half of 2012 at an average price of US$3.71 per mmbtu. Approximately 18,000 barrels per day (55 per cent) of crude oil production is currently hedged at an average floor/ceiling price of US$90/US$91 per barrel for the remainder of 2012. Approximately 40 per cent of natural gas volumes and 40 per cent of crude oil volumes are hedged in 2013 at floor prices of US$3.34 per mmbtu and US$95.00 per barrel. ARC entered into a four year natural gas hedge to protect the price on 30 mmcf per day at a floor/ceiling price of US$4/US$5 per mmbtu for 2014 through 2017.
•	Capital expenditures for the second quarter totaled $97.9 million as ARC drilled 18 gross operated wells comprised of 14 oil wells and four liquids-rich gas wells during the second quarter. Through the first half of 2012, ARC has spent $284.8 million of capital and drilled 77 gross operated wells comprised of 67 oil wells, nine liquids-rich gas wells and one natural gas well. ARC will continue to focus on oil and liquids-rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan in 2012. ARC continues to focus on capital discipline with a planned 2012 capital program of $600 million, before land and net acquisitions, to drill approximately 150 gross operated wells. The 2012 capital program will prioritize the highest return projects, primarily focused on oil and liquids projects.
•	ARC declared and paid a dividend of $0.30 per share to shareholders for the second quarter of 2012 and has confirmed a dividend of $0.10 per share to shareholders for July 2012 to be paid on August 15, 2012. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for August 2012, September 2012 and October 2012, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the current monthly dividend level of $0.10 per share for a period of 38 months, including payments through July 16, 2012.
•	In February 2012, ARC announced that we had retained an advisor to market certain less strategic assets, representing approximately 10 percent of the Company's NE B.C. Montney land base. At the time of the announcement, ARC noted that a sale would occur only if an offer was received that represented superior value relative to the Company's view of value attainable from its own development plan. The process concluded in the second quarter and ARC has decided to retain the properties. ARC is committed to paced, long-term development of its entire Montney portfolio including the subject properties.

COMMODITY PRICE ENVIRONMENT

Canadian crude oil differentials experienced significant volatility in the first half of 2012 with the differential for Edmonton Par relative to West Texas Intermediate ("WTI") ranging from a discount of $4 per barrel to $20 per barrel. The recent weakness in Canadian crude grades is primarily due to refinery outages and upgrades, oil production growth in both Canada and the United States and pipeline infrastructure bottlenecks in the mid-western region of the United States.  If these issues are resolved and additional pipeline capacity becomes available, differentials should return to more normal historical levels; however the risk of volatile differentials remains a concern for the remainder of 2012 and into 2013.

The benchmark WTI crude oil price decreased to a low daily close price of US$77.69 per barrel during the quarter, averaging US$93.51 per barrel for the second quarter, nine per cent lower than the first quarter of 2012.  ARC's second quarter 2012 realized crude oil price of $78.98 per barrel was down nine per cent relative to the first quarter of 2012.  The drop in crude oil prices was the result of increased global supply resulting from higher North American and Saudi Arabian production, as well as heightened macroeconomic concerns stemming from the European sovereign debt crisis and weaker economic activity in emerging markets, in particular China.

Natural gas prices reached their lowest level in 10 years during the second quarter of 2012 due to excess inventory of natural gas, attributed to both increased supply and lower first quarter demand for natural gas. Canadian natural gas prices hit a low daily spot price of Cdn$1.51 per mcf during the quarter, increasing slightly to average Cdn$1.83 per mcf for the second quarter and $2.18 for the first half of 2012.  In response to the low natural gas price, activity levels did show signs of decline during the second quarter with significantly lower natural gas drilling rig activity in the United States, however, high productivity horizontal wells in shale gas plays resulted in natural gas production being sustained at high levels.  As a result, significant and sustained demand growth is necessary in order to alleviate natural gas storage congestion in the fall of 2012.

FINANCIAL REVIEW

Funds from Operations

ARC's second quarter funds from operations of $165.8 million ($0.57 per share) was down 21 per cent compared to the second quarter of 2011 funds from operations of $210.1 million ($0.73 per share).  First half funds from operations of $346.5 million ($1.19 per share) was down 14 per cent compared to the first half of 2011 funds from operations of $404.2 million ($1.42 per share).  Higher production and higher crude oil and liquids prices during the second quarter and first half of 2012 were offset by significantly lower natural gas prices and current income tax expense in the second quarter and first half of 2012.

Following is a reconciliation of funds from operations to net income and cash flow from operating activities for the second quarter and first half of 2012.

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Net income	38.1	150.1	79.0	215.3
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment (recovery)	182.1	106.2	311.5	172.2
Accretion of asset retirement obligation	3.1	3.3	6.2	6.8
Deferred tax expense	5.9	48.8	5.6	67.9
Unrealized loss (gain) on risk management contracts	(68.6)	(73.9)	(46.9)	74.7
Unrealized losses on risk management contracts related to prior production periods (1)	(2.7)	(21.3)	(10.4)	(33.3)
Foreign exchange loss (gain) on revaluation of debt	7.5	(2.6)	0.2	(12.2)
Gain on disposal of petroleum and natural gas properties	-	-	-	(87.9)
Other	0.4	(0.5)	1.3	0.7
Funds from operations	165.8	210.1	346.5	404.2
Unrealized losses on risk management contracts related to prior production periods (1)	2.7	21.3	10.4	33.3
Net change in other liabilities	0.5	5.3	(3.4)	(8.7)
Change in non-cash working capital	19.3	17.1	(7.4)	28.8
Cash Flow from Operating Activities	188.3	253.8	346.1	457.6

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and six months ended June 30, 2012 and 2011 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

The following table details the items contributing to the change in funds from operations for the second quarter and first half of 2012 relative to 2011.

	Three months ended June 30		Six months ended June 30
	$ millions	$/Share	$ millions	$/Share
Funds from operations - 2011 (1)	210.1	0.73	404.2	1.42
Volume variance
Crude oil and liquids	49.0	0.17	74.0	0.25
Natural gas	13.0	0.05	53.4	0.18
Price variance
Crude oil and liquids	(55.4)	(0.20)	(34.7)	(0.12)
Natural gas	(63.7)	(0.22)	(108.2)	(0.38)
Realized gains on risk management contracts	7.5	0.02	(9.9)	(0.03)
Unrealized losses on risk management contracts related to 2012 production (2)	18.6	0.07	22.9	0.08
Royalties	7.7	0.03	(4.4)	(0.02)
Expenses:
Transportation	(1.1)	-	(4.0)	(0.01)
Operating	(12.0)	(0.04)	(20.3)	(0.07)
General and administrative	3.3	0.01	(4.0)	(0.01)
Interest	(1.8)	(0.01)	(2.4)	(0.01)
Current tax	(9.5)	(0.03)	(19.8)	(0.07)
Realized foreign exchange losses	0.1	-	(0.3)	-
Diluted shares	-	(0.01)	-	(0.02)
Funds from operations - 2012 (1)	165.8	0.57	346.5	1.19

(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to "Non-GAAP Measures" contained within the MD&A for the three and six months ended June 30, 2012.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and six months ended June 30, 2012 and 2011 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's second quarter operating netback, before hedging, decreased 35 per cent to $20.86 per boe compared to $32.15 per boe in the second quarter of 2011. After hedging, ARC's second quarter netback was $24.40 per boe, a 25 per cent decrease relative to 2011. ARC's pre-hedging netback for the first half of 2012 was $23.35 per boe, 26 per cent lower than 2011.  The decrease in netbacks both before and after hedging is primarily due to the decrease in realized commodity prices.

ARC's total corporate royalty rate increased marginally to 15 per cent ($5.59 per boe) in the second quarter of 2012 from 14.8 per cent ($7.40 per boe) in 2011. ARC's first half 2012 total corporate royalty rate increased to 15.4 per cent (14.4 per cent for first half 2011). Despite lower realized oil prices in 2012 relative to 2011, the reference price on which Alberta oil crown royalties are determined was higher relative to ARC's realized oil price, resulting in higher royalty rates in the first half of 2012.  There is typically a two to three month time lag in royalty reference pricing relative to current posted prices.

ARC's second quarter and first half operating costs were $9.48 per boe and $9.11 per boe, respectively in 2012.  Higher operating costs in the second quarter of 2012 relative to 2011 were attributed to maintenance activity at several properties and well reactivations in southeast Saskatchewan and Manitoba for wells that had been inaccessible since the flooding in the spring of 2011.  Significantly lower power costs were the primary driver for lower operating costs in the first half of 2012 with Alberta Power Pool prices averaging 30 per cent and 36 per cent lower than second quarter and first half 2011 prices, respectively.  ARC hedges a portion of electricity costs; however the gains or losses on the contracts have not been recorded directly against the operating costs.  Including the impact of gains on ARC's electricity hedge contracts, operating costs would decrease by $0.05 per boe for the second quarter and $0.10 per boe for the first half of 2012, respectively.

The following table details components of operating netbacks for the second quarter and first half of 2012 relative to 2011.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q2 2012 Total ($/boe)	Q2 2011 Total ($/boe)
Average sales price	79.46	63.12	94.60	2.03	41.17	37.09	49.94
Other	-	-	-	-	-	0.06	0.08
Total sales	79.46	63.12	94.60	2.03	41.17	37.15	50.02
Royalties	(13.34)	(6.76)	(25.46)	(0.08)	(11.71)	(5.58)	(7.40)
Transportation	(0.92)	(1.25)	(1.07)	(0.25)	(0.48)	(1.23)	(1.25)
Operating costs (1)	(15.25)	(14.62)	(6.73)	(0.82)	(9.66)	(9.48)	(9.22)
Netback prior to hedging	49.95	40.49	61.34	0.88	19.32	20.86	32.15
Hedging gain (2)	0.11	-	-	0.95	-	3.54	0.44
Netback after hedging	50.06	40.49	61.34	1.83	19.32	24.40	32.59
% of Total	64%	2%	5%	27%	2%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains on risk management contracts plus an unrealized loss on risk management contracts that relate to January through June production. Foreign exchange risk management contracts are excluded from the netback calculation.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2012 Total ($/boe)	YTD 2011 Total ($/boe)
Average sales price	83.54	69.27	97.29	2.36	42.67	39.73	49.38
Other	-	-	-	-	-	0.05	0.08
Total sales	83.54	69.27	97.29	2.36	42.67	39.78	49.46
Royalties	(14.40)	(8.14)	(26.40)	(0.12)	(11.90)	(6.12)	(7.13)
Transportation	(0.81)	(1.17)	(1.32)	(0.25)	(0.43)	(1.20)	(1.18)
Operating costs (1)	(14.69)	(16.08)	(5.31)	(0.81)	(9.13)	(9.11)	(9.64)
Netback prior to hedging	53.64	43.88	64.26	1.18	21.21	23.35	31.51
Hedging gain (2)	(2.46)	-	-	0.69	-	1.75	1.06
Netback after hedging	51.18	43.88	64.26	1.87	21.21	25.10	32.57
% of Total	64%	2%	5%	27%	2%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains on risk management contracts plus an unrealized loss on risk management contracts that relate to January through June production. Foreign exchange risk management contracts are excluded from the netback calculation.

Net Income

ARC recorded net income of $38.1 million ($0.13 per share) for the second quarter of 2012 compared to net income of $150.1 million ($0.52 per share) in the second quarter of 2011.  First half net income of $79.0 million ($0.27 per share) was down 63 per cent relative to net income of $215.3 million ($0.75 per share) in the first half of 2011.  Higher production had a positive impact on netbacks and funds from operations in both the second quarter and first half of 2012, however these gains were eroded by significantly lower natural gas prices and higher crude oil differentials throughout the first half of 2012.

First half 2012 net income included a $46.9 million unrealized gain on risk management contracts, primarily attributed to a decrease in crude oil futures price at the end of the second quarter relative to year end 2011 ($74.7 million unrealized loss in the first half of 2011).

ARC recorded a property impairment of $53.0 in the second quarter and first half of 2012 due to the decline in both future commodity prices during the period ($28.4 million recovery in first half of 2011).

Operating Income

First quarter operating income was $30.5 million ($0.10 per share), down 60 per cent from $76.4 million ($0.27 per share) in the second quarter of 2011.  First half 2012 operating income was $77.4 million ($0.27 per share), down 48 per cent from $149.2 million ($0.52 per share) in the first half of 2011.  The decrease in operating income was primarily due to lower netbacks in 2012. The following table summarizes operating income for the second quarter and first six months of 2012 and 2011.

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net income	38.1	150.1	79.0	215.3
Add (deduct) non-operating items, net of tax:
Unrealized loss on risk management contracts	(51.5)	(55.5)	(35.2)	56.0
Unrealized loss on risk management contracts relating to prior production periods (1)	(2.0)	(16.0)	(7.8)	(25.0)
Unrealized gain on foreign exchange	5.6	(2.0)	0.2	(9.2)
Gains on disposal of petroleum and natural gas properties	-	-	-	(65.9)
Impairment (recovery) on property, plant and equipment	39.8	-	39.8	(21.3)
Unrealized loss (gain) on short-term investment	0.5	(0.2)	1.4	(0.7)
Operating Income - $ millions (2)	30.5	76.4	77.4	149.2
Operating Income - $ per share (2)	0.10	0.27	0.27	0.52

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and six months ended June 30 have been applied to reduce operating income in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.
(2)	Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods. The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flows and to protect acquisition and development economics.  ARC's risk management program is governed by certain Board approved hedging limits which currently restrict the amount of total forecast production that can be hedged to a maximum of 55 per cent of total production over a two year period and a maximum of 25 per cent of natural gas production between two and five years out.  ARC's hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions, and to further protect the capital program and dividends for a specific period, with approval of the Board.

Floor prices on crude oil and natural gas hedged volumes provide a level of certainty for ARC to execute its business plan over the near-term.  Given the significant contribution of ARC's crude oil and natural gas liquids production to total sales and funds from operations, ARC management recognizes the risk associated with a reduction in crude oil pricing.  Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013 with approximately 55 per cent and 35 per cent per cent of total crude oil and liquids production being hedged for the remainder of 2012 and 2013, respectively.

ARC's significant natural gas resource base provides a considerable inventory of long-term natural gas development opportunities and potential future value.  Given the recent volatility of natural gas prices, ARC management recognizes the need for greater certainty over the economics on these long-term natural gas projects and in response, ARC received Board approval in the second quarter to modify its hedging guidelines to hedge up to 25 per cent of natural gas production beyond a two year term to a maximum term of five years.  To date, ARC has executed long-term natural gas hedge contracts for the period 2014 through 2017 on 30 mmcf per day of natural gas, representing less than 10 per cent of expected natural gas production.  ARC currently has hedged approximately 60 per cent and 40 per cent of total natural gas production for the remainder of 2012 and 2013.

ARC expects to continue to execute its Risk Management program on volumes going forward, increasing hedged volumes in 2013 and beyond.  The following table summarizes ARC's average crude oil and natural gas hedged volumes for the period 2012 through 2017.  For a complete listing and terms of ARC's hedging contracts, see Note 8 "Risk Management Contracts" in the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2012 and 2011.

Hedge Positions Summary (1) As at August 1, 2012	July - December 2012		2013		2014 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	91.11	18,000	105.01	11,984	-	-
Bought Put	90.00	18,000	95.01	11,984	-	-
Sold Put	63.44	16,000	64.17	11,984	-	-
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Sold Call	-	-	3.86	130,000	5.00	30,000
Bought Put	-	-	3.34	130.000	4.00	30,000
Sold Swap	3.71	205,082	-	-	-	-

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2012 and 2013, all put positions settle against the monthly average WTI price, providing protection against monthly volatility. Calls have been sold against either the monthly average or the annual average WTI price. In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.
(3)	The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of CDN$3.26 per mcf for 2012.

ARC realized cash gains on natural gas hedging contracts in the second quarter of 2012 of $30 million.  ARC hedged approximately 60 per cent of second quarter 2012 natural gas production at an average floor price of Cdn$3.27 per mcf, well above second quarter average market prices of Cdn$1.83 per mcf. Through the first half of 2012, ARC realized cash gains of $44.2 million on natural gas hedging contracts.

ARC recognized a minimal loss on crude oil hedging contracts in the second quarter of 2012 of $0.1 million (loss of $15.6 million for the first half of 2012).  ARC hedged approximately 56 per cent of second quarter 2012 crude oil production at an average floor/ceiling price of US$90/US$91 per barrel, relative to the second quarter 2012 average market price of US$93.51 per barrel.  Second quarter and first half crude oil hedging losses included a loss of $2.7 million and $10.4 million, respectively, on crude oil annual-settled call contracts relating to volumes hedged for the second quarter and first half of 2012.  Unlike the majority of ARC's risk management contracts that are settled monthly, these annual-settled call contracts, which relate to production throughout 2012, will be cash-settled in their entirety in January 2013 based on the annual average price.

ARC's second quarter unrealized gain of $71.3 million on commodity hedging contracts was due primarily to a decrease in crude oil forward prices as at June 30, 2012 relative to the first quarter of 2012.  The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized liability as changes in commodity prices occur in future periods.

OPERATIONAL REVIEW

During the second quarter of 2012, ARC spent $98 million to execute its capital program.  ARC drilled 18 gross (17 net) wells on operated lands.  Second quarter drilling activity was focused on oil development with 100 per cent of wells drilled being oil targets.  Drilling activities focused on Ante Creek and Pembina in Alberta and on various oil properties throughout southeast Saskatchewan and Manitoba.  Through the first half of 2012, ARC has spent $285 million of capital and drilled 77 gross operated wells comprised of 67 oil wells, nine liquids-rich gas wells and one natural gas well.

Second quarter production of 93,997 boe per day increased 14 per cent relative to the second quarter of 2011 and was comprised of 62 per cent natural gas production and 38 per cent crude oil and liquids production.  First half production of 94,484 boe per day increased 21 per cent relative to the first half of 2011.  Crude oil and liquids production increased 19 per cent relative to the second quarter of 2011 due to production from new oil and liquids-rich gas wells drilled, predominantly at Ante Creek, Pembina and Goodlands and due to commissioning of the new 30 mmcf per day Ante Creek gas processing facility in February 2012.

Ante Creek

The Ante Creek property in northern Alberta is a Montney oil and natural gas play in which ARC has a land position of 265 net sections.  ARC's Ante Creek production averaged 10,500 boe per day in the second quarter of 2012 and 9,700 boe per day for the first half of 2012 (50 per cent oil and liquids). ARC commissioned a new 30 mmcf per day Ante Creek gas plant in late February 2012, resulting in production increasing from 8,000 boe per day prior to commissioning of the plant to 10,500 boe per day at the end of the second quarter.

During the first half of 2012, ARC spent 65 million on drilling and facilities at Ante Creek and drilled 11 gross operated wells.  Utilization rate of the new gas plant was approximately 50 per cent during the quarter, as planned.  Based on current development plans, ARC plans to drill additional wells and fill the plant to capacity by 2014.  While typical Ante Creek wells contain varying levels of both oil and natural gas, ARC is targeting the potentially more oil prone regions of the land base.

Pembina

Second quarter Pembina production exceeded expectations due to strong well performance.  Production increased to approximately 11,500 boe per day in the second quarter, up 11 per cent relative to the second quarter of 2011 and six per cent higher than the first quarter of 2012. Pembina second quarter production was comprised of 74 per cent light oil and liquids and 26 per cent natural gas.  Higher second quarter production was attributed primarily to two new wells in the Buck Creek area which came on-stream late in the first quarter of 2012 at initial 30 day production rates of approximately 830 boe per day and 410 boe per day, respectively.

During the first half of 2012, ARC spent $53 million on development at Pembina and drilled 20 gross operated horizontal cardium wells.  ARC is pleased with results to date of the horizontal drilling program at Pembina.  ARC plans to spend approximately $40 million to drill additional horizontal cardium wells in the second half of 2012.  Extensive work is planned on waterflood management in 2012 in order to optimize reservoir recoveries in the area.

Southeast Saskatchewan and Manitoba

Second quarter production averaged approximately 11,500 boe per day of light crude oil, up 21 per cent from 9,500 boe per day in the second quarter of 2011.

The highest level of activity in this area was focused at Goodlands, a light oil property located in southwestern Manitoba.  Second quarter Goodlands production averaged 2,300 boe per day of light crude oil, up 155 per cent from 900 boe per day in the second quarter of 2011 and five per cent higher than the first quarter of 2012.  During the first half of 2012, ARC spent $28 million and drilled 19 oil wells at Goodlands. ARC expanded an oil facility at Goodlands in the fourth quarter of 2011, adding 2,300 barrels per day of fluid capacity in response to active drilling programs in 2011 and planned for 2012.

Parkland/Tower

ARC's Tower property consists of 51 net sections of contiguous land north and west of the Parkland field.  The Tower property provides favorable economics due to the high liquids content, specifically, the oil and condensate production at Tower yields premium prices.

Second quarter production for the Parkland/Tower area averaged approximately 8,400 boe per day comprised of 1,250 bbls per day of liquids and 43 mmcf per day of natural gas production.  Second quarter production was down approximately 10 per cent relative to the first quarter of 2012 due to planned maintenance at the Parkland gas processing facility.

During the second quarter of 2012, ARC drilled three gross operated horizontal wells at Tower.  Since 2011, ARC has drilled 10 gross operated wells at Tower.  Second quarter production for the two Tower wells currently on production averaged 330 boe per day.  ARC plans to drill one additional horizontal Tower well in the third quarter of 2012 and will complete, test and bring all wells on production by the end of 2012.

At present, ARC has operated processing capacity of 30 mmcf per day at the existing Parkland gas processing facility, plus an operated 25 mmcf per day compressor station with processing through a third party facility.  Existing facilities in the Parkland/Tower region have sufficient capacity to handle current production levels; however favorable results to date at Tower indicate that additional processing capacity will likely be required in this area. ARC recently submitted an application to construct a gas processing plant and liquids handling facility capable of 120 mmcf per day of gas processing with the design capability to handle up to 130 bbls of oil and liquids per mmcf in the Parkland/Tower area.  If approved, construction at Parkland/Tower would commence in 2013 with expected commissioning of the first 60 mmcf per day phase late in 2013.  Given the favorable results to date at Tower, additional processing capacity will facilitate further development and production growth in this highly liquids-rich play.

Dawson

Second quarter production at Dawson averaged 167 mmcf per day of natural gas throughout the quarter, with 122 mmcf per day flowing through operated facilities and the remaining 45 mmcf per day flowing through third party facilities.  As a result of well productivity in Dawson continuing to exceed expectations, ARC has an inventory of eight wells waiting to be brought on-stream to maintain current production of 165 mmcf per day throughout 2012.

Attachie

ARC holds a prospective land base of 117 net sections of liquids-rich Montney acreage at Attachie.  During the second quarter of 2012, ARC completed construction of a battery at the 4-9 site and tied-in both a vertical and a horizontal well on the eastern edge of the Attachie lands through this battery to a third party facility and brought production on-stream late in the quarter.  Interpretation of a 300 square kilometer 3D seismic program acquired this winter commenced during the quarter.

ARC plans to drill two horizontal wells at Attachie in 2012.  Test rates from the three horizontal wells and one vertical well drilled to date at Attachie are a promising indicator of the potential of Attachie for future commercial development.  At present, there is limited infrastructure in the immediate area.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the second quarter of 2012 and $1.20 per share for the trailing 12 month period ended June 30, 2012.  The Board of Directors has confirmed a dividend of $0.10 per share for July 2012, payable on August 15, 2012, and has conditionally declared a monthly dividend of $0.10 per share, payable monthly for August 2012, September 2012 and October 2012, targeting a total dividend of $0.30 per share for the third quarter of 2012.  The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
July 27, 2012	July 31, 2012	August 15, 2012	$0.10 (1)
August 29, 2012	August 31, 2012	September 17, 2012	$0.10 (2)
September 26, 2012	September 28, 2012	October 15, 2012	$0.10 (2)
October 29, 2012	October 31, 2012	November 15, 2012	$0.10 (2)

(1)	Confirmed on July 16, 2012.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation".  ARC's goal is to transform this value into shareholder returns through regular dividends and anticipated capital appreciation relating to future growth.  Through 2012, our primary focus will be to maximize value by directing capital to oil and liquids-rich natural gas projects to capitalize on the relative strength of crude oil and liquids prices.

The first half of 2012 was punctuated by commodity price volatility with natural gas prices reaching ten year lows, Canadian crude oil differentials widening to unprecedented levels and a decrease in the benchmark WTI crude oil price.  Continued volatility is expected for the remainder of 2012 and into 2013 and as such, ARC is taking steps to mitigate the risks accordingly and to preserve our strong financial position through this commodity price downturn.

During the first half of 2012, ARC achieved record production, increased liquids production, and drilled 77 gross operated wells, with 99 per cent of the wells targeting oil and liquids-rich natural gas properties.  ARC's disciplined approach to capital planning and execution focused on the highest rate of return projects resulted in strong funds from operations and low debt levels despite the low natural gas price environment.

Our asset portfolio, consisting of high quality crude oil, liquids-rich gas and dry gas development opportunities provides for both near-term and long-term development.  This diversified asset portfolio provides optionality to exploit opportunities that offer the highest rates of return during a downturn in any one commodity. In the current commodity price environment, ARC favors investments in oil and liquids-rich projects that currently offer the highest rates of return given the outlook for crude oil remains positive at this time.  We continually review drilling and infrastructure programs to ensure that projects meet targeted rates of return in accordance with our normal course risk-managed value creation operating criteria.

ARC continues to actively hedge both oil and natural gas to provide a greater level of certainty over revenues, funds from operations and economics of capital projects.  Given ARC's significant natural gas resource base in northeastern B.C. Montney and the recent volatility of natural gas and Canadian crude oil prices, ARC's Board of Directors granted approval to execute longer-term natural gas hedges to provide greater certainty over project economics and cash flows.

ARC expects to finance its 2012 and 2013 capital programs with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), existing credit capacity, proceeds from the disposition of minor and non-strategic assets, and proceeds from the issuance of equity.  During the first half of 2012, ARC funded 78 per cent of its $285 million capital expenditure program with funds from operations and proceeds from the DRIP.  ARC will continue its asset redeployment strategy in 2012 and beyond to high grade the asset base with the objective of enhancing shareholder value.

On May 2nd, ARC announced the deferral of certain 2012 capital projects, thereby reducing its 2012 capital program from $760 million to $600 million.  Preliminary estimates for the 2013 capital program call for spending of approximately $800 million, focused on oil properties at Ante Creek and Pembina in Alberta, Goodlands in Manitoba and southeastern Saskatchewan as well as in liquid rich gas plays in the greater Parkland area in British Columbia.  ARC's 2013 capital program also incorporates expenditures to construct the first phase of the Parkland gas and liquids processing facilities, currently expected to be commissioned late in 2013.

ARC is committed to the income component of our business model, which is the regular monthly dividend payment to our shareholders.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.  We believe that we are well positioned to sustain current dividend levels despite the current low natural gas price environment.  However, if we experience a prolonged period of low commodity prices, our first response will be to defer certain growth capital.  If additional measures become necessary, dividend levels will be reconsidered in order to preserve our strong financial position in the long-term.

In February 2012, ARC announced that an advisor had been retained to assist with the potential sale of certain less strategic project areas, representing approximately 10 percent of the Company's NE B.C. Montney land base.  At the time of the announcement, ARC noted that a sale would occur only if an offer was received that represented superior value relative to the Company's view of value attainable from its own development plan. The process was concluded during the second quarter and ARC has decided to retain the properties.  ARC is committed to a paced, long-term development of its entire Montney portfolio including the subject lands.

ARC has revised certain 2012 guidance estimates to reflect actual results for the first half of 2012.  ARC expects full year 2012 production to be in the range of 91,000 - 94,000 boe per day.  ARC's planned 2012 capital expenditure program of $600 million excludes unbudgeted amounts for the acquisition of land and small producing properties which are expected to approximate $25 - $50 million in 2012.  All 2012 guidance estimates are outlined in the following table.

	2012 Guidance	Revised 2012 Guidance	YTD 2012 Actual	% Variance
Production:
Oil (bbls/d)	31,000 - 32,000	30,000 - 31,000	31,068	-
Condensate (bbls/d)	2,100 - 2,500	2,100 - 2,500	2,390	-
Natural gas (mmcf/d)	330 - 350	340 - 350	350	-
Natural Gas Liquids (bbls/d)	2,100 - 2,600	2,100 - 2,600	2,673	2
Annual average production (boe/d)	90,000 - 95,000	91,000 - 94,000	94,484	1
Expenses ($/boe):
Operating	9.55 - 9.95	9.50 - 9.70	9.11	4
Transportation (1)	1.00 - 1.10	1.30 - 1.40	1.20	-
General and administrative (2)	2.30 - 2.50	2.45 - 2.60	2.53	-
Interest (3)	1.10 - 1.20	1.20 - 1.30	1.24	-
Income taxes (4)	1.10 - 1.25	1.15 - 1.20	1.15	-
Capital expenditures ($ millions) (5)	600	600	285	-
Land expenditures and minor net property acquisitions ($ millions) (6)	-	25 - 50	23	-
Weighted average shares outstanding (millions)	293	293	290	-

(1)	Transportation costs exceeded guidance slightly due to increased trucking activity in the first half of 2012. Going forward, transportation costs are expected to increase as ARC plans to ship a large proportion of its crude oil production on its own as opposed to relying on third-party marketers, resulting is receiving a premium price for its products.
(2)	The 2012 annual revised guidance for general and administrative cost per boe is based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC's long-term incentive plan and $0.70- $0.75 per boe associated with ARC's long-term incentive plan. Actual per boe costs for each of these components for the six months ended June 30, 2012 were $1.76 per boe and $0.78 per boe, respectively.
(3)	Includes impact of US$360 million and CDN$40 million of long-term notes to be issued by August 31, 2012.
(4)	The 2012 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(5)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled approximately $23 million in the first half of 2012.
(6)	Land expenditures and minor net property acquisitions are not included in the $600 million capital program.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and as to marketing its less strategic assets in the N.E. BC Montney land base under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Commodity Price Environment", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its exploration and development plans under the heading "Operational Review", and all matters including 2012 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 91,000 to 94,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 16:09e 01-AUG-12